UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2003

CAMFLO INTERNATIONAL INC.

(Name of Registrant)

789 West Pender Street, Suite #1205 Vancouver, British Columbia V6C 1H2

Executive Offices

1.  Press Releases: 6/18/2003; 8/11/2003; 08/18/2003; 08/27/2003; 8/28/2003; 9/3/2003;

     9/4/2003; 10/07/2003.

2.  Notice/Information Circular/Proxy for Annual Meeting of Shareholders

    held 6/19/2003

3.  Financial Statements:

     Form 61 and Six Months Ended 6/30/2003, filed  8/29/2003

4.  Notice of alternative form of AIF; dated 8/25/2003

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.                       Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                            ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                            ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

                                                            Yes ___     No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Camflo International Inc. -- SEC File No. 0-30026

(Registrant)

Date: October 1, 2003    By /s/ Alan Crawford

                                               Alan Crawford, President and Director

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